Exhibit  99.1

Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2015, Agreements for Four Newbuilding Contracts, and Declaration of a Quarterly Dividend

MONACO--(Marketwired - Jul 29, 2015) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and six months ended June 30, 2015.

Results for the three months ended June 30, 2015 and 2014

For the three months ended June 30, 2015, the Company's adjusted net income was $57.5 million, or $0.35 basic and $0.32 diluted earnings per share, which excludes an unrealized gain on derivative financial instruments of $0.1 million, or $0.00 per basic and diluted shares (see non-GAAP Measures section below). For the three months ended June 30, 2015, the Company had net income of $57.6 million, or $0.35 basic and $0.32 diluted earnings per share.

For the three months ended June 30, 2015, the Company's basic and diluted weighted average number of shares were 162,457,319 and 199,202,256, respectively. The diluted weighted average number of shares includes the potentially dilutive shares relating to our Convertible Senior Notes due 2019 (the "Convertible Notes") representing 31,094,568 potential common shares (see below for further information).

For the three months ended June 30, 2014, the Company had an adjusted net loss of $11.2 million (see Non-GAAP Measures section below), or $0.06 basic and diluted loss per share, which excludes (i) a gain of $10.9 million, or $0.06 per share, resulting from the acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian LPG Ltd. ("Dorian"), (ii) a write-off of deferred financing fees of $0.3 million, or $0.00 per share and (iii) an unrealized gain on derivative financial instruments of $64,769, or $0.00 per share. For the three months ended June 30, 2014, the Company had a net loss of $0.6 million, or $0.00 basic and diluted loss per share.

Results for the six months ended June 30, 2015 and 2014

For the six months ended June 30, 2015, the Company's adjusted net income was $96.8 million, or $0.62 basic and $0.55 diluted earnings per share, which excludes (i) a gain of $2.0 million, or $0.01 per basic and diluted shares, related to the closing of the sales of Venice, STI Harmony and STI Heritage and (ii) an unrealized loss on derivative financial instruments of $0.5 million, or $0.00 per basic and diluted shares (see non-GAAP Measures section below). For the six months ended June 30, 2015, the Company had net income of $98.3 million, or $0.63 basic and $0.56 diluted earnings per share.

For the six months ended June 30, 2014, the Company had an adjusted net loss of $9.4 million (see Non-GAAP Measures section below), or a $0.05 basic and diluted loss per share, which excludes (i) a gain of $51.4 million, or $0.27 per share, resulting from the sales of seven Very Large Crude Carriers ("VLCCs") under construction, (ii) a gain of $10.9 million, or $0.06 per share, resulting from the acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian, (iii) a write-off of $0.3 million of deferred financing fees, or $0.00 per share and (iv) an unrealized gain on derivative financial instruments of $0.1 million or $0.00 per share. For the six months ended June 30, 2014, the Company had net income of $52.8 million, or $0.28 basic and diluted earnings per share.

Newbuilding Agreements

The Company reached agreements to have two MR product tankers and two Handymax product tankers constructed at Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD"). The contract price for the MR product tankers is approximately $34.5 million, and these vessels are scheduled for delivery in the first and second quarters of 2017. The contract price for the Handymax product tankers is approximately $32.5 million, and these vessels are scheduled for delivery in the second and third quarters of 2017. As part of the agreements, the Company holds certain options to construct up to six more MR product tankers and six more Handymax product tankers with fixed delivery dates and at fixed prices.

Declaration of Dividend

On July 29, 2015, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on September 4, 2015 to all shareholders as of August 14, 2015 (the record date). As of July 29, 2015 there were 182,592,121 shares outstanding.

Diluted Weighted Number of Shares

Diluted earnings per share for the three and six months ended June 30, 2015 includes the potentially dilutive shares relating to the Convertible Notes representing 31,094,568 potential common shares. The Convertible Notes were issued in June 2014. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares during the period and the interest and non-cash amortization expense associated with these notes of $5.3 million and $10.6 million during the three and six months ended June 30, 2015, respectively, is not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive. The Convertible Notes are currently ineligible for conversion.

Summary of Recent and Second Quarter Significant Events:

•	Below is a summary of the voyages fixed thus far in the third quarter of 2015:

o	For the LR2s: approximately $38,000 per day for 50% of the days

o	For the LR1s: approximately $27,000 per day for 40% of the days

o	For the MRs: approximately $25,000 per day for 43% of the days

o	For the Handymaxes: approximately $21,500 per day for 36% of the days

•	Reached an agreement with an unrelated third party to purchase a 2014 built MR product tanker for approximately $37.1 million. The vessel is expected to be delivered in August 2015.

•
Reached agreements with two unrelated third parties to sell the Company's investment in Dorian LPG Ltd. ("Dorian") consisting of 6 million common shares to BW Euroholdings Limited, a wholly owned subsidiary of BW Group Limited, for a purchase price of $15.34 per share and 3,392,083 common shares to Sino Energy Holdings LLC, for a purchase price of $16.16 per share.

•	Purchased 270,349 shares of the Company's common shares that are being held as treasury shares at an average price of $10.06 per share.

•	Purchased face value of $1.5 million of the Company's 2.375% Convertible Bonds Due 2019 at 1.0881 or $1.6 million.

•
Reached an agreement with an unrelated third party to purchase an LR2 product tanker that is currently under construction at Daehan Shipbuilding Co., Ltd ("DHSC") for approximately $58.5 million. This vessel is scheduled to be delivered in August 2015 whereupon the Company will bareboat charter-in the vessel for $10,000 per day for up to nine months. The Company will take ownership of the vessel at the conclusion of the bareboat charter.

•
Reached an agreement with an unrelated third party to purchase an MR product tanker that is currently under construction at HMD for approximately $37.0 million. This vessel is scheduled to be delivered in September 2015.

•
Executed a Senior Secured Term Loan Facility for up to $142.2 million to partially finance four LR2s. The facility bears interest at LIBOR plus a margin of 2.15% per annum and the proceeds will be used to finance up to 60% of the purchase price of the vessels specified in the facility.

•	Took delivery of eleven vessels under the Company's Newbuilding Program, five LR2s and five MRs during the second quarter of 2015 and one MR in July 2015.

•	Approved a new securities buyback program to purchase up to an aggregate of $250 million of the Company's common stock and bonds.

•
Reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers under construction at Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME") and DHSC for approximately $60.0 million each.

•	Closed on an underwritten offering of 17,177,123 common shares, raising aggregate net proceeds of $152.1 million.

•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in June 2015.

Sale of investment in Dorian LPG Ltd.

In July 2015, the Company announced that it agreed to sell its investment in Dorian to two unrelated third parties in two separate transactions. The Company sold 6 million shares in Dorian to BW Euroholdings Limited, a wholly owned subsidiary of BW Group Limited, for a purchase price of $15.34 per share. The Company agreed to sell 3,392,083 shares to SINO Energy Holdings LLC, for a purchase price of $16.16 per share. The sale to SINO Energy Holdings LLC is expected to close at the end of July 2015. All shares were sold pursuant to an effective resale registration statement filed by Dorian on July 8, 2015.

Vessel purchases

In July 2015, the Company reached an agreement with an unrelated third party to purchase an MR product tanker that was built in 2014 at SPP Shipbuilding Co., Ltd. of South Korea ("SPP") for approximately $37.1 million. The vessel is expected to be delivered in August 2015.

In July 2015, the Company reached an agreement to purchase an LR2 product tanker that is currently under construction at DHSC for a purchase price of $58.5 million. The vessel is scheduled for delivery in August 2015. Upon delivery, the Company will bareboat charter-in the vessel for up to nine months at $10,000 per day. The Company will take ownership of the vessel at the conclusion of the bareboat charter.

In June 2015, the Company purchased an MR product tanker that is under construction at HMD for $37.0 million. This vessel is scheduled for delivery in September 2015.

In May 2015, the Company reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers under construction at SSME and DHSC for approximately $60.0 million each. Two of these vessels, STI Spiga and STI Savile Row, were delivered in June 2015. The remaining two are expected to be delivered in August and September 2015, respectively.

$142.2 million credit facility

In July 2015, the Company executed a Term Loan Facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million to partially finance four LR2s. The facility bears interest at LIBOR plus a margin of 2.15% per annum and the proceeds will be used to finance up to 60% of the purchase price of the vessels specified in the facility.

The facility has a 15 year repayment profile and a final maturity of five years from the drawdown date of the loan for each vessel. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.

$250 million securities buyback program

In May 2015, the Company's Board of Directors authorized a new securities buyback program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

During 2015 (through the date of this press release), the Company has acquired the following:

•
an aggregate of 1,016,988 of its common shares that are being held as treasury shares at an average price of $8.48 per share (270,349 shares were purchased at an average price at $10.06 under the May 2015 $250 million securities buyback program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program) . There are 182,592,121 shares outstanding as of July 29, 2015.

•
$1.5 million face value of its Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million securities buyback program).

The Company has $245.6 million remaining under its securities buyback program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.

Equity offering

In May 2015, the Company closed on the sale of 17,177,123 newly issued shares of common stock in an underwritten public offering at an offering price of $9.30 per share. We received aggregate net proceeds of approximately $152.1 million, after deducting underwriters' discounts and estimated offering expenses of $7.6 million.

Newbuilding Vessel deliveries

The Company has taken delivery of 11 vessels under its Newbuilding Program with HMD, DHSC, SSME, SPP and Hyundai Samho Heavy Industries Co., Ltd ("HSHI") since March 31, 2015. These deliveries are summarized as follows:

Month
	Name	Delivered	Type	Shipyard
1	STI Oxford	April 2015	LR2	HSHI
2	STI Queens	April 2015	MR	SPP
3	STI Osceola	April 2015	MR	HMD
4	STI Lauren	April 2015	LR2	DHSC
5	STI Connaught	May 2015	LR2	HSHI
6	STI Notting Hill	May 2015	MR	HMD
7	STI Spiga	June 2015	LR2	DHSC
8	STI Seneca	June 2015	MR	HMD
9	STI Savile Row	June 2015	LR2	SSME
10	STI Westminster	June 2015	MR	HMD
11	STI Brooklyn	July 2015	MR	SPP

Fleet update

At the end of June 2015, one of the Company's Handymax tankers, STI Pimlico, was involved in a collision with a passenger vessel in the Dardanelles Strait in Turkey. There were no reports of injuries on either vessel; however, STI Pimlico sustained damage. The incident and the costs to repair are currently under investigation however we expect these costs to be covered by insurance, less customary deductibles. The vessel is currently being repaired and is expected to be offhire for approximately 60 days in the third quarter of 2015.

Time charter-in update

In May 2015, the Company time chartered-in an MR product tanker for six months at $15,250 per day. The Company also has two consecutive options to extend the charter for additional six month and one year periods at $15,250 per day and $16,350 per day, respectively.

In May 2015, the Company declared an option to extend the charter on an LR1 product tanker that is currently time chartered-in for one year at $12,500 per day. The agreement also contains a provision whereby the Company splits all of the vessel's profits above the daily base rate with the vessel's owner.

In April 2015, the Company agreed to time charter-in an MR product tanker that was under construction in South Korea. The vessel was delivered in May 2015 and is being time chartered-in for three years at $17,034 per day.

In April 2015, the Company extended the time charter on an LR2 product tanker that is currently time chartered-in. The term of the agreement is for one year at $24,875 per day beginning in September 2015. The Company also has an option to extend the charter for an additional year at $26,925 per day.

Conference Call

The Company will have a conference call on Wednesday, July 29, 2015 at 10:00 AM Eastern Daylight Time and 4:00 PM Central European Summer Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-289-0438 (U.S.) or 1-913-312-0845 (International). The conference participant passcode is 6711816. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=102648

Current Liquidity

As of July 28, 2015, the Company had $247.3 million in cash. The cash balance does not include the $54.8 million proceeds from the sale of 3.4 million shares of Dorian; the sale is scheduled to close on July 29, 2015.

Debt

We made the following drawdowns from our credit facilities since March 31, 2015 and through the date of this press release:

	Credit facility	Drawdown amount (in $ millions)	Drawdown date	Collateral
1	K-Sure Credit Facility	30.3	April 2015	STI Oxford
2	K-Sure Credit Facility	19.5	April 2015	STI Queens
3	2013 Credit Facility	19.3	April 2015	STI Osceola
4	K-Sure Credit Facility	30.3	April 2015	STI Lauren
5	K-Sure Credit Facility	30.3	April 2015	STI Connaught
6	K-Sure Credit Facility	21.0	May 2015	STI Notting Hill
7	2013 Credit Facility	35.1	June 2015	STI Spiga
8	2013 Credit Facility	18.5	June 2015	STI Seneca
9	K-Sure Credit Facility	21.0	June 2015	STI Westminster
10	K-Sure Credit Facility	19.5	July 2015	STI Brooklyn
11	ABN AMRO Term Loan Facility	35.7	July 2015	STI Savile Row

As of July 29, 2015, the Company's outstanding debt balance, and amount available to draw, is as follows:

In thousands of U.S. dollars	Amount outstanding at June 30, 2015	Amount Outstanding as of the date of this report	Availability as of the date of this report
2010 Revolving Credit Facility	$-	$-	-	(1)
2011 Credit Facility	104,944	104,944	-
Newbuilding Credit Facility	74,842	74,842	-
2013 Credit Facility	498,136	498,136	-
K-Sure Credit Facility	438,760	458,260	-	(2)
KEXIM Credit Facility	417,075	417,075	-
Nomura Term Margin Facility	30,000	-	-	(3)
Credit Suisse Credit Facility	-	-	61,200	(4)
ING Credit Facility	-	-	52,000	(5)
ABN AMRO Term Loan Facility	-	35,700	106,500	(6)
Senior Unsecured Notes	105,500	105,500	-
Convertible Senior Notes	360,000	358,500	-	(7)
Total	$2,029,257	$2,052,957	$219,700

(1)
In June 2015, the 2010 Revolving Credit Facility matured and we made an $8.0 million principal payment to settle all amounts outstanding. The mortgage on STI Highlander (the vessel collateralized under this facility) was released, and the vessel is now debt free.

(2)	The amount outstanding as of the date of this report includes a drawdown of $19.5 million to partially finance the delivery of STI Brooklyn, which was delivered in July 2015.
(3)	We repaid the outstanding amount to this facility in July 2015 as a result of the sale of 6 million shares that are owned in Dorian to BW Euroholdings Limited.
(4)
We received a commitment for a senior secured term loan facility with Credit Suisse AG in March 2015. Availability can be used to finance the lesser of $30.6 million and 60% of each vessel's fair market value at the respective drawdown dates.

(5)
We entered into a Term Loan Facility for two LR2 product tankers with ING Bank N.V. in June 2015. Availability can be used to finance the lesser of $26.0 million and 47.5% of the fair market value of the respective vessels.

(6)
We entered into a Term Loan Facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million to partially finance four LR2s. Availability can be used to finance up to 60% of the purchase price of the vessels specified in the facility. The amount outstanding as of the date of this report includes a drawdown of $35.7 million that was made in July 2015. STI Savile Row, which was delivered in June 2015, was provided as collateral for this drawdown.

(7)
As of June 30, 2015, $50.5 million of this amount has been attributed to the conversion feature of the Convertible Senior Notes and recorded within additional paid in capital on the consolidated balance sheet. In July 2015, the Company repurchased $1.5 million face value of its Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount.

Newbuilding Program

During the second quarter of 2015, the Company made $345.6 million of installment payments on its newbuilding vessels.

The Company currently has 12 newbuilding vessel orders with HMD, DHSC, and SSME (three MRs, seven LR2s and two Handymaxes) in addition to the expected delivery of a 2014 built MR product tanker in August 2015. The estimated third quarter of 2015 and future payments are as follows*:

$ in millions of U.S. dollars
Q3 2015 - installment payments made	$62.0
Q3 2015 - remaining installment payments**	204.8
Q4 2015	24.8
Q1 2016	60.6
Q2 2016	78.5
Q3 2016	33.0
Q4 2016	39.7
Q1 2017	27.3
Q2 2017	43.4
Q3 2017	3.3
Q4 2017	19.5

Total	$596.9

*These are estimates only and are subject to change as construction progresses.

** Includes the 2014 built MR product tanker at SPP that is expected to be delivered in August 2015.

Explanation of Variances on the Second Quarter of 2015 Financial Results Compared to the Second Quarter of 2014

For the three months ended June 30, 2015, the Company recorded net income of $57.6 million compared to a net loss of $0.6 million for the three months ended June 30, 2014. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended June 30, 2015 and 2014:

	For the three months ended June 30,
In thousands of U.S. dollars	2015	2014
Vessel revenue	$188,464	$57,445
Voyage expenses	(1,112)	(551)
TCE revenue	$187,352	$56,894

•
TCE revenue increased $130.5 million to $187.4 million. This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 88.2 from 49.3 for the three months ended June 30, 2015 and 2014, respectively, along with an increase in time charter equivalent revenue per day to $23,469 per day from $12,733 per day for the three months ended June 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). Spot rates across all of our operating segments improved during the second quarter as fundamentals in the product tanker market remained strong. These fundamentals were driven by increased refining capacity in the Middle East and India along with improved refining margins worldwide which have had a resultant, positive impact on the demand for our vessels.

•
Vessel operating costs increased $27.4 million to $41.1 million from $13.7 million for the three months ended June 30, 2015 and 2014, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 69.6 vessels from 21.5 vessels for the three months ended June 30, 2015 and 2014, respectively. The increase was offset by an overall decrease in vessel operating costs per day to $6,487 per day from $6,960 per day for the three months ended June 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below)

•
Charterhire expense decreased $10.3 million to $25.9 million from $36.2 million for the three months ended June 30, 2015 and 2014, respectively. This difference was driven by a decrease in the Company's time chartered-in fleet to an average of 18.6 vessels from 27.8 vessels for the three months ended June 30, 2015 and 2014, respectively.

•
Depreciation expense increased $18.1 million to $25.5 million from $7.4 million for the three months ended June 30, 2015 and 2014, respectively. This change was the result of an increase in the average number of owned vessels to 69.6 from 21.5 for the three months ended June 30, 2015 and 2014, respectively.

•
General and administrative expenses increased $3.8 million to $15.4 million from $11.6 million for the three months ended June 30, 2015 and 2014, respectively. This increase is due to the significant growth in the Company's fleet.

•
Gain on sale of Dorian shares during the three months ended June 30, 2014 resulted from the acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian in June 2014.

•
Financial expenses increased $21.4 million to $21.8 million from $0.4 million primarily as a result of an increase in the Company's debt balance in addition to a decrease in the amount of interest capitalized for the three months ended June 30, 2015 and 2014, respectively. Total debt outstanding, net of deferred financing fees, was $1.9 billion at June 30, 2015 compared to $807.5 million at June 30, 2014.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2015	2014	2015	2014
Revenue
Vessel revenue	$188,464	$57,445	$349,170	$134,179

Operating expenses
Vessel operating costs	(41,147)	(13,680)	(78,622)	(26,750)
Voyage expenses	(1,112)	(551)	(3,206)	(4,525)
Charterhire	(25,915)	(36,220)	(54,646)	(76,393)
Depreciation	(25,550)	(7,369)	(46,958)	(13,322)
General and administrative expenses	(15,451)	(11,649)	(29,153)	(22,615)
Gain on sale of VLCCs	-	-	-	51,419
Gain on sale of Dorian shares	-	10,924	-	10,924
Gain on sale of vessels	11	-	2,019	-
Total operating expenses	(109,164)	(58,545)	(210,566)	(81,262)
Operating income / (loss)	79,300	(1,100)	138,604	52,917
Other (expense) and income, net
Financial expenses	(21,840)	(472)	(39,898)	(871)
Realized gain on derivative financial instruments	15	-	55	17
Unrealized gain / (loss) on derivative financial instruments	64	65	(542)	112
Financial income	53	42	78	69
Share of income from associate	-	898	-	573
Other expenses, net	(4)	(6)	(14)	(53)
Total other expense, net	(21,712)	526	(40,321)	(153)
Net income / (loss)	$57,588	$(574)	$98,283	$52,764

Earnings / (loss) per share

Basic	$0.35	$(0.00)	$0.63	$0.28
Diluted	$0.32	$(0.00)	$0.56	$0.28
Basic weighted average shares outstanding	162,457,319	185,856,086	157,177,056	187,563,892
Diluted weighted average shares outstanding	199,202,256	185,856,086	193,533,559	190,793,888

*Diluted earnings per share for the three months ended June 30, 2015 primarily includes the potentially dilutive shares relating to our Convertible Senior Notes due 2019 (the "Convertible Notes") representing 31,094,568 potential common shares. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares during the period and the interest and non-cash amortization expense associated with these notes of $5.3 million and $10.6 million for the three and six months ended June 30, 2015, respectively, is not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive. The Convertible Notes are currently ineligible for conversion.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$226,863	$116,143
Accounts receivable	77,491	78,201
Prepaid expenses and other current assets	9,807	2,420
Inventories	6,869	6,075
Vessels held for sale	-	70,865
Total current assets	321,030	273,704
Non-current assets
Vessels and drydock	2,876,519	1,971,878
Vessels under construction	26,788	404,877
Other assets	19,087	23,728
Available for sale investment	156,660	130,456
Total non-current assets	3,079,054	2,530,939
Total assets	$3,400,084	$2,804,643

Current liabilities
Current portion of long term debt	143,181	87,163
Debt related to vessels held for sale	-	32,932
Accounts payable	22,811	14,929
Accrued expenses	53,087	55,139
Derivative financial instruments	542	205
Total current liabilities	219,621	190,368
Non-current liabilities
Long term debt	1,773,958	1,451,427
Total non-current liabilities	1,773,958	1,451,427
Total liabilities	1,993,579	1,641,795

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,205	2,033
Additional paid in capital	1,711,120	1,550,956
Treasury shares	(357,189)	(351,283)
Accumulated other comprehensive income / (loss)	15,403	(10,878)
Retained earnings / (accumulated deficit)	34,966	(27,980)
Total shareholders' equity	1,406,505	1,162,848
Total liabilities and shareholders' equity	$3,400,084	$2,804,643

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2015	2014
Operating activities
Net income	$98,283	$52,764
Gain on sale of VLCCs	-	(51,419)
Gain on sale of Dorian shares	-	(10,924)
Gain on sale of vessels	(2,019)	-
Depreciation	46,958	13,322
Amortization of restricted stock	15,140	14,436
Amortization of deferred financing fees	7,088	468
Straight-line adjustment for charterhire expense	-	3
Share of income from associate	-	(573)
Unrealized loss / (gain) on derivative financial instruments	542	(112)
Amortization of acquired time charter contracts	346	114
Accretion of convertible senior notes	5,471	29
	171,809	18,108
Changes in assets and liabilities:
Drydock payments	-	(953)
Increase in inventories	(1,075)	(246)
Increase in accounts receivable	(3,626)	(3,563)
Increase in prepaid expenses and other current assets	(7,668)	(1,230)
Increase in other assets	(5,607)	-
Increase in accounts payable	7,481	5,036
(Decrease)/increase in accrued expenses	(2,641)	1,736
Interest rate swap termination payment	(128)	(274)
	(13,264)	506
Net cash inflow from operating activities	158,545	18,614
Investing activities
Acquisition of vessels and payments for vessels under construction	(575,467)	(455,010)
Proceeds from disposal of vessels	72,884	213,670
Net cash outflow from investing activities	(502,583)	(241,340)
Financing activities
Debt repayments	(75,034)	(56,056)
Issuance of debt	429,600	417,782
Debt issuance costs	(3,969)	(36,252)
Proceeds from issuance of convertible senior notes	-	360,000
Convertible senior notes issuance costs	-	(10,803)
Proceeds from issuance of common stock	159,747	-
Equity issuance costs	(7,394)	(42)
Dividends paid	(42,285)	(33,860)
Repurchase of common stock	(5,907)	(139,581)
Net cash inflow from financing activities	454,758	501,188
Increase in cash and cash equivalents	110,720	278,462
Cash and cash equivalents at January 1,	116,143	78,845
Cash and cash equivalents at June 30,	$226,863	$357,307

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2015 and 2014
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Adjusted EBITDA(1)(in thousands of U.S. dollars)	$112,314	$4,316	$198,724	$20,212

Average Daily Results
Time charter equivalent per day(2)	$23,469	$12,733	$22,331	$14,339
Vessel operating costs per day(3)	6,487	6,960	6,534	7,052

Aframax/LR2
TCE per revenue day (2)	30,116	15,745	27,876	14,986
Vessel operating costs per day(3)	6,751	12,881	6,797	8,233

Panamax/LR1
TCE per revenue day (2)	23,243	12,516	22,317	16,556
Vessel operating costs per day(3)	*	9,306	8,362	8,729

MR
TCE per revenue day (2)	22,599	11,977	21,402	13,066
Vessel operating costs per day(3)	6,352	6,491	6,375	6,462

Handymax
TCE per revenue day (2)	19,774	12,013	19,909	14,421
Vessel operating costs per day(3)	6,422	6,847	6,586	8,464

Fleet data
Average number of owned vessels	69.6	21.5	66.3	20.9
Average number of time chartered-in vessels	18.6	27.8	19.8	29.1

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	$1,290	-	$1,290

*In early April 2015, the Company sold STI Harmony and STI Heritage, which were the last two owned LR1 tankers in this segment. As there were only four total operating days in this segment, operating costs per day are not a meaningful metric during the three months ended June 30, 2015.

(1)	See Non-GAAP Measure section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of July 29, 2015

	Vessel Name	Year Built	DWT	Ice class		Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1	A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1	A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1	A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1	A	SHTP (1)	Handymax
5	STI Hackney	2014	38,000	1	A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1	A	SHTP (1)	Handymax
7	STI Fulham	2014	38,000	1	A	SHTP (1)	Handymax
8	STI Camden	2014	38,000	1	A	SHTP (1)	Handymax
9	STI Battersea	2014	38,000	1	A	SHTP (1)	Handymax
10	STI Wembley	2014	38,000	1	A	SHTP (1)	Handymax
11	STI Finchley	2014	38,000	1	A	SHTP (1)	Handymax
12	STI Clapham	2014	38,000	1	A	SHTP (1)	Handymax
13	STI Poplar	2014	38,000	1	A	SHTP (1)	Handymax
14	STI Hammersmith	2015	38,000	1	A	SHTP (1)	Handymax
15	STI Rotherhithe	2015	38,000	1	A	SHTP (1)	Handymax
16	STI Amber	2012	52,000	-		SMRP(4)	MR
17	STI Topaz	2012	52,000	-		SMRP(4)	MR
18	STI Ruby	2012	52,000	-		SMRP(4)	MR
19	STI Garnet	2012	52,000	-		SMRP(4)	MR
20	STI Onyx	2012	52,000	-		SMRP(4)	MR
21	STI Sapphire	2013	52,000	-		SMRP(4)	MR
22	STI Emerald	2013	52,000	-		SMRP(4)	MR
23	STI Beryl	2013	52,000	-		SMRP(4)	MR
24	STI Le Rocher	2013	52,000	-		SMRP(4)	MR
25	STI Larvotto	2013	52,000	-		SMRP(4)	MR
26	STI Fontvieille	2013	52,000	-		SMRP(4)	MR
27	STI Ville	2013	52,000	-		SMRP(4)	MR
28	STI Duchessa	2014	52,000	-		SMRP(4)	MR
29	STI Opera	2014	52,000	-		SMRP(4)	MR
30	STI Texas City	2014	52,000	-		Time Charter (5)	MR
31	STI Meraux	2014	52,000	-		SMRP(4)	MR
32	STI Chelsea	2014	52,000	-		SMRP(4)	MR
33	STI Lexington	2014	52,000	-		SMRP(4)	MR
34	STI San Antonio	2014	52,000	-		SMRP(4)	MR
35	STI Venere	2014	52,000	-		SMRP(4)	MR
36	STI Virtus	2014	52,000	-		SMRP(4)	MR
37	STI Powai	2014	52,000	-		SMRP(4)	MR
38	STI Aqua	2014	52,000	-		SMRP(4)	MR

39	STI Dama	2014	52,000	-		SMRP(4)	MR
40	STI Olivia	2014	52,000	-		SMRP(4)	MR
41	STI Mythos	2014	52,000	-		SMRP(4)	MR
42	STI Benicia	2014	52,000	-		Time Charter (6)	MR
43	STI Regina	2014	52,000	-		SMRP(4)	MR
44	STI St. Charles	2014	52,000	-		SMRP(4)	MR
45	STI Mayfair	2014	52,000	-		SMRP(4)	MR
46	STI Yorkville	2014	52,000	-		SMRP(4)	MR
47	STI Milwaukee	2014	52,000	-		SMRP(4)	MR
48	STI Battery	2014	52,000	-		SMRP(4)	MR
49	STI Soho	2014	52,000	-		SMRP(4)	MR
50	STI Tribeca	2015	52,000	-		SMRP(4)	MR
51	STI Gramercy	2015	52,000	-		SMRP(4)	MR
52	STI Bronx	2015	52,000	-		SMRP(4)	MR
53	STI Pontiac	2015	52,000	-		SMRP(4)	MR
54	STI Manhattan	2015	52,000	-		Spot	MR
55	STI Queens	2015	52,000	-		Spot	MR
56	STI Osceola	2015	52,000	-		Spot	MR
57	STI Notting Hill	2015	52,000	1	B	Spot	MR
58	STI Seneca	2015	52,000	-		Spot	MR
59	STI Westminster	2015	52,000	1	B	Spot	MR
60	STI Brooklyn	2015	52,000	-		Spot	MR
61	STI Elysees	2014	109,999	-		SLR2P (3)	LR2
62	STI Madison	2014	109,999	-		SLR2P (3)	LR2
63	STI Park	2014	109,999	-		SLR2P (3)	LR2
64	STI Orchard	2014	109,999	-		SLR2P (3)	LR2
65	STI Sloane	2014	109,999	-		SLR2P (3)	LR2
66	STI Broadway	2014	109,999	-		SLR2P (3)	LR2
67	STI Condotti	2014	109,999	-		SLR2P (3)	LR2
68	STI Rose	2015	109,999	-		SLR2P (3)	LR2
69	STI Veneto	2015	109,999	-		SLR2P (3)	LR2
70	STI Alexis	2015	109,999	-		SLR2P (3)	LR2
71	STI Winnie	2015	109,999	-		SLR2P (3)	LR2
72	STI Oxford	2015	109,999	-		SLR2P (3)	LR2
73	STI Lauren	2015	109,999	-		SLR2P (3)	LR2
74	STI Connaught	2015	109,999	-		SLR2P (3)	LR2
75	STI Spiga	2015	109,999	-		SLR2P (3)	LR2
76	STI Savile Row	2015	109,999	-		SLR2P (3)	LR2

	Total owned DWT		4,669,129

	Vessel Name	Year Built	DWT	Ice class		Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
77	Kraslava	2007	37,258	1	B	SHTP (1)	Handymax	$14,150	18-May-16	(8)
78	Krisjanis Valdemars	2007	37,266	1	B	SHTP (1)	Handymax	$14,150	01-May-16	(9)
79	Iver Prosperity	2007	37,412	-		SHTP (1)	Handymax	$13,500	03-Apr-16	(10)
80	Histria Coral	2006	40,426	-		SHTP (1)	Handymax	$13,550	31-Aug-15
81	Histria Perla	2005	40,471	-		SHTP (1)	Handymax	$13,550	31-Oct-15
82	Miss Mariarosaria	2011	47,499	-		SMRP(4)	MR	$15,250	26-Nov-15	(11)
83	Vukovar	2015	49,990	-		Spot	MR	$17,034	01-May-18
84	Targale	2007	49,999	-		SMRP(4)	MR	$15,200	17-May-16	(12)
85	Gan-Trust	2013	51,561	-		SMRP(4)	MR	$16,250	06-Jan-16	(13)
86	SN Federica	2003	72,344	-		SPTP (2)	LR1	$12,500	15-May-16	(14)
87	King Douglas	2008	73,666	-		SPTP (2)	LR1	$15,000	08-Nov-15
88	Hellespont Progress	2006	73,728	-		SPTP (2)	LR1	$16,250	18-Mar-16	(15)
89	FPMC P Eagle	2009	73,800	-		SPTP (2)	LR1	$14,525	01-Oct-15
90	Swarna Jayanti	2010	104,895	-		SLR2P (3)	LR2	$16,250	15-Sep-15
91	Densa Crocodile	2015	105,408	-		SLR2P (3)	LR2	$21,050	07-Feb-16	(16)
92	Densa Alligator	2013	105,708	-		SLR2P (3)	LR2	$17,550	17-Sep-16	(17)
93	Khawr Aladid	2006	106,003	-		SLR2P (3)	LR2	$15,400	05-Aug-15

	Total time chartered-in DWT		1,107,434

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
94	Hull 2473 - TBN STI Black Hawk	HMD	(18)	52,000	MR
95	Hull S3120 - TBN STI Selatar	SSME	(19)	109,999	LR2
96	Hull S3121 - TBN STI Rambla	SSME	(19)	109,999	LR2
97	Hull S3094 - TBN STI Kingsway	SSME	(19)	109,999	LR2
98	Hull S3079 - TBN STI Carnaby	SSME	(19)	109,999	LR2
99	Hull 5003 - TBN STI Grace	DHSC	(20)	109,999	LR2
100	Hull 5004 - TBN STI Jermyn	DHSC	(20)	109,999	LR2
101	Hull 5024 - TBN STI Lombard	DHSC	(21)	109,999	LR2
102	HMD Handymax #1	HMD	(18)	38,000	Handymax
103	HMD Handymax #2	HMD	(18)	38,000	Handymax
104	HMD MR #1	HMD	(18)	52,000	MR
105	HMD MR #2	HMD	(18)	52,000	MR

	Total newbuilding product tankers DWT			1,001,993

	Total Fleet DWT			6,778,556

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)
This vessel is on a time charter agreement for two years expiring in March 2016, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(6)
This vessel is on a one-year time charter agreement that expires in September 2015. This agreement contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	In April 2015, we declared an option to extend the charter for an additional year at $14,150 per day effective May 2015.
(9)	In April 2015, we declared an option to extend the charter for an additional year at $14,150 per day effective May 2015.
(10)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective April 3, 2015.
(11)	We have two consecutive options to extend the charter for an additional six month and one year periods at $15,250 per day and $16,350 per day, respectively.
(12)
In March 2015, we declared an option to extend the charter for an additional year at $15,200 per day effective May 2015.  We have an option to extend the charter for an additional year at $16,200 per day.

(13)
The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(14)
In May 2015, we declared an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(15)	We have an option to extend the charter for an additional year at $17,250 per day.
(16)
We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.   We also have an option to extend the charter for an additional year at $22,600 per day.

(17)	In April 2015, we extended the charter for an additional year at $24,875 per day effective September 2015. We have an option to extend the charter for an additional year at $26,925 per day.
(18)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  One vessel is expected to be delivered in the third quarter of 2015 and the remaining four vessels throughout 2017.

(19)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). Two vessels are expected to be delivered in the third quarter of 2015, one in the third quarter of 2016 and one in the fourth quarter of 2016.

(20)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarter of 2016.
(21)
This newbuilding vessel is being constructed at DHSC. This vessel is scheduled to be delivered in August 2015, whereupon the Company will bareboat charter-in the vessel for up to nine months and purchase the vessel at the conclusion of the bareboat charter.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company's primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:

•	increasing demand for refined products.

•	increasing ton miles (distance between production and areas of demand), and

•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividend history is as follows:

On July 29, 2015, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on September 4, 2015 to all shareholders as of August 14, 2015 (the record date). As of July 29, 2015 there were 182,592,121 shares outstanding.

Date paid	Dividends per share
June 2013	$0.025
September 2013	$0.035
December 2013	$0.070
March 2014	$0.080
June 2014	$0.090
September 2014	$0.100
December 2014	$0.120
March 2015	$0.120
June 2015	$0.125

Securities Buyback Program

In May 2015, the Company's Board of Directors authorized a new securities buyback program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

During 2015 (through the date of this press release), the Company has acquired the following:

•	an aggregate of 1,016,988 of its common shares that are being held as treasury shares at an average price of $8.46 per share. There are 182,592,121 shares outstanding as of July 29, 2015.

•	$1.5 million face value of its Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount.

The Company has $245.6 million remaining under its securities buyback program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 76 tankers (16 LR2 tankers, 15 Handymax tankers, and 45 MR tankers) with an average age of 1.0 years, and time charters-in 17 product tankers (four LR2, four LR1, four MR and five Handymax tankers). The Company has reached an agreement to acquire an MR product tanker in August 2015 and has contracted for 12 newbuilding product tankers (two Handymax, three MR and seven LR2), four of which are expected to be delivered in the third quarter of 2015, four throughout 2016 and four throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures

This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income

	For the three months ended June 30, 2015
In thousands of U.S. dollars except per share and share data	Amount	Per share basic	Per share diluted
Net income	$57,588	$0.35	$0.32
Adjustments:
Unrealized gain on derivative financial instruments	(64)	(0.00)	(0.00)
Gain on sale of vessels	(11)	(0.00)	(0.00)
Total adjustments	(75)	(0.00)	(0.00)
Adjusted net income	$57,513	$0.35	$0.32

	For the three months ended June 30, 2014
	Amount	Per share basic	Per share diluted
Net loss	$(574)	$(0.00)	$(0.00)
Adjustments:
Deferred financing fees write-off - STI Spirit	317	0.00	0.00
Unrealized gain on derivative financial instruments	(65)	(0.00)	(0.00)
Gain on sale of Dorian shares	(10,924)	(0.06)	(0.06)
Total adjustments	(10,672)	(0.06)	(0.06)
Adjusted net loss	$(11,246)	$(0.06)	$(0.06)

	For the six months ended June 30, 2015
	Amount	Per share basic	Per share diluted
Net income	$98,283	$0.63	$0.56
Adjustments:
Unrealized loss on derivative financial instruments	542	0.00	0.00
Gain on sale of vessels	(2,019)	(0.01)	(0.01)
Total adjustments	(1,477)	(0.01)	(0.01)
Adjusted net income	$96,806	$0.62	$0.55

	For the six months ended June 30, 2014
	Amount	Per share basic	Per share diluted
Net income	$52,764	$0.28	$0.28
Adjustments:
Deferred financing fees write-off - STI Spirit	317	0.00	0.00
Unrealized gain on derivative financial instruments	(112)	(0.00)	(0.00)
Gain on sale of VLCCs	(51,419)	(0.27)	(0.27)
Gain on sale of Dorian shares	(10,924)	(0.06)	(0.06)
Total adjustments	(62,138)	(0.33)	(0.33)
Adjusted net loss	$(9,374)	$(0.05)	$(0.05)

Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2015	2014	2015	2014
Net (loss) / income	$57,588	$(574)	$98,283	$52,764
Financial expenses	21,840	472	39,898	871
Unrealized (gain) / loss on derivative financial instruments	(64)	(65)	542	(112)
Financial income	(53)	(42)	(78)	(69)
Depreciation	25,550	7,369	46,958	13,322
Depreciation component of our net profit from associate	-	599	-	1,343
Amortization of restricted stock	7,464	7,481	15,140	14,436
Gain on sale of VLCCs	-	-	-	(51,419)
Gain on sale of Dorian shares	-	(10,924)	-	(10,924)
Gain on sale of vessels	(11)	-	(2,019)	-
Adjusted EBITDA	$112,314	$4,316	$198,724	$20,212

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers
212-542-1616